LINUX GOLD CORP.
#240 – 11780 Hammersmith Way
Richmond, BC    V7A 5E9
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com

N E W S R E L E A S E

Linux Gold Corp.
(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. RECEIVES NEW TECHNICAL REPORT ON
THE GRANITE MOUNTAIN PROPERTY IN WESTERN ALASKA

For Immediate Release: March 17, 2008, Vancouver, BC – Linux Gold Corp. (LNXGF - OTCBB) John Robertson, President of Linux Gold Corp., is pleased to announce that a new 43-101 technical report, for the Granite Mountain Property in western Alaska, and the consent of the author of the report, was filed February 7, 2008 on SEDAR (www.sedar.com).

The Granite Mountain property consists of 276 State of Alaska MTRSC quarter-section mining claims (160 acres each), within seven contiguous claim blocks, recorded in the Cape Nome Recording District. These claims cover approximately 179sqkm. The property is located in western, Alaska, at the east edge of the Seward Peninsula, approximately 240km east-northeast of Nome, and approximately 640 km west of Fairbanks.

The report’s author proposes that further exploration on the Property be conducted in two phases. These phases include a surface exploration program (Phase 1, estimated $504,064 CAN$), and, contingent on encouraging results, a follow-up exploration drilling program (Phase 2, estimated 325,238 CAN$). The total estimated cost of the proposed programs is $829,302 (CAN$).

Phase 1

Surface exploration program which includes rock sampling and geologic mapping of the known prospects, grid base auger drilling, soil sampling, trenching and rock chip sampling, airborne geophysical survey and additional ground geophysical surveys.

Phase 2

Conduct a 6 hole diamond drill program of 3,600 ft (1,097 meters) to test several known mineralized areas and newly discovered drill targets from the Phase 1 surface exploration program.

The full 43-101 technical report can be viewed at:

http://www.linuxgoldcorp.com/gm0643101feb2008.pdf

It is also available on the Company’s website at www.linuxgoldcorp.com.

Mineralization:

Polymetallic mineralization within the Granite Mountain property occurs at numerous locations on the property and in several distinct styles. Extremely limited outcrop exposures have made it difficult to assess the surface extent of mineralization at these locations. Most significant lode and placer occurrences known to date are located on the western portion of the Granite Mountain property, within a broad north-northwest trending mineralization-alteration zone known as the “Kiwalik trend”. In the late 1960’s, USGS geologists first recognized this zone as being spatially associated with the Quartz Creek Pluton and several northwest trending fault structures. Alteration which defines this zone includes widespread propylitic alteration of volcanic rocks and local intense quartz-sericite, carbonate and tourmaline alteration. Polymetallic mineralization, found on the eastern portion of the Granite Mountain property, associated with the Peace River Stock, has a slightly different style and geochemical signature.

The report’s author, Mr. David Adams, is a Qualified Person as defined by National Instrument 43-101. He is a Certified Professional Geologist (American Institute of Professional Geologists #7586), and a member of the Society of Economic Geologists, the Association for Mineral Exploration in B.C, the Alaska Miners Association and the Geological Society of America.

ABOUT LINUX GOLD CORP:

Linux Gold Corp. is involved in exploration of mineral properties. Our current plans are to joint venture and explore our mineral properties in Northern B.C., Alaska and China. Linux Gold Corp. owns 284 State of Alaska mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska. The Company has acquired a 100% interest in the TY and ORO properties in B.C. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned a 50% interest in the Fish Creek claims to Teryl Resources Corp. (TRC-V), retaining a 5% net smelter return or may convert into a 25% working interest. Linux has also staked mineral exploration claims covering 6,400 acres in the Livengood-Tolovana Mining District, in the State of Alaska.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Linux, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.